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                      [LETTERHEAD OF MAGMA POWER COMPANY]

NEWS RELEASE                                         CONTACT: Investor Relations
FOR IMMEDIATE RELEASE

                 MAGMA POWER COMPANY SIGNS FINAL AGREEMENTS ON 400 MW
                     GEOTHERMAL POWER PROJECT IN INDONESIA

          San Diego, California, December 2, 1994 ... Magma Power Company (NASDAQ NNM:MGMA) today announced that it has signed final agreements with Pertamina, the national oil company of Indonesia, and PT. PLN, Indonesia's national electricity company, to develop the Wayang Windu geothermal resource on the island of Java, and to build, own and operate power plants to supply up to 400 MW of electricity to Indonesia.

          The initial development project will consist of up to 280 MW to be built by 1998, with the balance to follow. Magma Power will develop the geothermal resource and build, own and operate the power plants under a 30-year contract. Resource development is expected to begin in 1995.

          The agreements, consisting of a Joint Operation Contract with Pertamina and an Energy Sales Contract with Pertamina and PT. PLN, were signed in Jakarta in a ceremony with the Minister of Mines and Energy, Pertamina, and PT. PLN.

          Magma Power has formed a new company, to be named Mandala Magma Nusantara, B.V., to develop and own the Wayang Windu project. Participating in the project with Magma are two local Indonesian companies, P.T. Okha Hutomo Satrya and Figear Limited.

                                    (more)
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Magma Power Company Signs Final Agreement on 400 MW Geothermal...Page 2


            Ralph W. Boeker, president and chief executive officer of Magma Power Company stated, "Wayang Windu is considered one of the most promising geothermal resources in the region and is strategically located to supply energy to Jakarta and the rest of the growing Java market. This agreement extends Magma Power's position as an established, competitive player in the international market for geothermal power. When combined with our two Philippine geothermal power projects -- the 216 MW Malitbog project now under construction and the 72 MW Alto Peak project -- the Wayang Windu project brings to 688 MW our new, international capacity under contract and in development. With these projects, and with offices now open in both Manila and Jakarta, Magma Power is well positioned to play an expanding role throughout the region as these countries seek new generating capacity to meet their growing energy needs."

            Magma Power Company is a leader in the geothermal industry. The company currently operates seven geothermal plants in Southern California on geothermal leaseholds and fee interests held by the company and holds additional geothermal leaseholds and fee interests in other parts of California and Nevada. Magma is also currently developing additional geothermal projects in the Philippines and in Indonesia.


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